18 Nov.2003

03 DEC -2 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

03037882

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Date of Release of Third Quarter and First Nine Months 2003 Results

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Encl.

dlw 12/3

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

MASNET No. 20 OF 17.11.2003
Announcement No. 20

WANT WANT HOLDINGS LTD

DATE OF RELEASE OF THIRD QUARTER AND FIRST NINE MONTHS 2003 RESULTS

Want Want Holdings Ltd is pleased to announce that its third quarter/first nine months results will be released on 21 November 2003. Further notice will be made should there be any change in date.

Submitted by Adams Lin Feng I , Group Vice President and Director on 17/11/2003 to the SGX